Issuer Free Writing Prospectus

Relating to Preliminary Prospectus Supplement dated July 20, 2020

Filed pursuant to Rule 433

Registration No. 333-235239

Issued July 21, 2020

This free writing prospectus relates to the offering of American depositary shares representing Class B shares of QIWI Plc and should be read together with the preliminary prospectus supplement filed with the Securities and Exchange Commission (the “SEC”) on July 20, 2020. A copy of the preliminary prospectus supplement and the accompanying prospectus relating to the proposed offering of American depositary shares representing Class B shares may be obtained by visiting EDGAR on the SEC website at www.sec.gov.

Qiwi Provides Preliminary Financial Results for the Second Quarter of 2020

NICOSIA, Cyprus, July 21, 2020 ([GLOBE NEWSWIRE]) — QIWI plc (Nasdaq:QIWI) (“QIWI” or the “Company”) provided its preliminary estimated financial results for the three months ending June 30, 2020. We believe that the preliminary operating segment data presented below provides an understanding of the trends that we experienced during the second quarter ended June 30, 2020. The following expectations regarding our results for this period are solely management estimates based on currently available information. The total net revenue, payment services segment net revenue and adjusted EBITDA information presented below are not final because we are still in the process of verifying our internally collected data and closing our accounts. We are unable to determine what the impact of various items subject to management judgment will be on such financial information.

Total net revenue expected year-over-year increase at the midpoint of 20.8% was primarily driven by the significant one-off increase in Rocketbank segment net revenue driven by the measures we took as part of the Rocketbank wind-down process, including the termination of the Rocketbank loyalty program, which used to substantially increase the cost of revenue of the Rocketbank segment, as well as growth in payment services segment net revenue, Consumer Financial Services segment net revenue and corporate and other category net revenue.

Payment services segment net revenue expected year-over-year increase at the midpoint of 3.7% was primarily driven by the increase in payment services net revenue yield resulting from a change in the product mix and offset by slight decrease of the payment volume. Payment volume and net revenue growth in most of our categories was negatively affected by the outbreak of the COVID-19 strain of coronavirus and associated responses from various countries around the world, including for example a temporary decline of revenues from our betting merchants due to the cancellation of numerous major sporting events, a drop in money remittance primarily due to a decline in various self-employed payment streams and a decline in financial services market vertical due to temporary shutdown of our retail distribution partners resulting from lockdown restrictions.

Adjusted EBITDA expected year-over-year increase at the midpoint of 43.3% was primarily driven by the net revenue growth as well as a decrease in certain selling, general and administrative expenses as well as personnel expenses primarily related to the divestitures of loss making projects, including the winding-down of Rocketbank and sale of the SOVEST project.

	Three months ended June 30, 2020 Estimate (Low)	Three months ended June 30, 2020 Estimate (High)	Three months ended June 30, 2019
Total Net Revenue	6,581	6,861	5,563

Payment Services Segment Net Revenue	5,283	5,413	5,158

Adjusted EBITDA	3,533	4,033	2,639

Reconciliation of IFRS to Non-IFRS Operating Results

	Three months ended June 30, 2020 Estimate (Low)	Three months ended June 30, 2020 Estimate (High)	Three months ended June 30, 2019
IFRS Profit before tax	1,929	2,869	2,098
Depreciation and amortization	351	321	344
Share-based payments expenses	—	(20)	157
Other income and expenses, net	37	(8)	(14)
Foreign exchange gain/loss, net	317	277	58
Share of loss/(gain) of an associate and a joint venture	(129)	(84)	—
Interest income and expenses, net	38	28	(4)
Impairment of non-current assets	244	94	—
SOVEST portfolio for sale revaluation	755	555	—

Adjusted EBITDA	3,533	4,033	2,639

Our independent registered public accounting firm has not audited, reviewed or performed any procedures with respect to these preliminary financial data and, accordingly, does not express an opinion or any other form of assurance with respect to these data.

Adjusted EBITDA is not a financial measure calculated under IFRS. See the table above for a reconciliation of such non-IFRS financial measure to the most directly comparable IFRS measure. You should not consider such non-IFRS financial measure as a substitute for or being superior to net profit, as prepared in accordance with IFRS. Furthermore, because such non-IFRS financial measure is not determined in accordance with IFRS, it is susceptible to varying calculations and may not be comparable to other similarly titled measures presented by other companies. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

A shelf registration statement, including a prospectus, relating to the shares being sold in this offering was filed with the U.S. Securities and Exchange Commission on November 25, 2019, and was declared effective on January 27, 2020. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC including the preliminary prospectus supplement for more complete information about the Company and this offering. The offering will be made only by means of a prospectus supplement. A preliminary prospectus supplement relating to the offering was filed with the SEC and is available for free on the SEC’s website at http://www.sec.gov. When available, electronic copies of the final prospectus supplement relating to the public offering may be obtained from J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at 866-803-9204 or by email at prospectus-eq_fi@jpmchase.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About QIWI plc.

QIWI is a leading provider of next generation payment and financial services in Russia and the CIS. It has an integrated proprietary network that enables payment services across online, mobile and physical channels. It has deployed over 21.8 million virtual wallets, over 127,000 kiosks and terminals, and enabled merchants and customers to accept and transfer over RUB 123 billion cash and electronic payments monthly connecting over 39 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods in order to pay for goods and services or transfer money across virtual or physical environments interchangeably.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of, and subject to the protection of, the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding the proposed public offering and future results of operations. These statements involve significant risks and uncertainties, including those discussed in the preliminary prospectus supplement related to the offering and our results of operations and in our annual report on Form 20-F for the fiscal year ended December 31, 2019 and in our other filings with the SEC. Because these statements reflect our current expectations concerning future events, our actual results could differ materially from those anticipated in these forward-looking statements as a result of many factors. There can be no assurance that QIWI will be able to complete the offering. QIWI providing this information as of the date of this release. QIWI undertakes no duty to update any forward-looking statements to reflect the occurrence of events or circumstances after the date of such statements or of anticipated or unanticipated events that alter any assumptions underlying such statements.

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